



Paris, 2003-04-17

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-2
Attention of Mr. Paul Dudek
450 Fifth Street, N.W.
Washington, D.C. 20549

Direction Générale
Finance
et Participations

Tour Maine Montparnasse
33 avenue du Maine
75755 Paris Cedex 15 France
Tél : 33 (0) 1 45 38 86 00
Fax : 33 (0) 1 45 38 71 34

ACCOR,
société anonyme
à *Directoire*
et Conseil
de Surveillance
au capital de
594 973 815 Euros
Siège Social
2 rue de la Mare Neuve
91021 Evry Cedex
602 036 444 R.C.S Evry
N° Intra
Communautaire
FR 93 602 036 444



ACCOR, File N° 82-4672
Submission of Information to Maintain
Exemption Under Rule 12g3 - 2 (b)
Under the Securities Exchange Act of 1934

Dear Sirs,

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3 - 2 (b), we hereby furnish the enclosed information required by Rule 12g3 - 2 (b).

The enclosed information regards :

- 2002 Full Year Results

Accor's exemption number is File N° 82-4672.

If you have any questions or comments please call the undersigned at +33-1 45 38 86 26.

Please acknowledge the receipt of this letter by stamping and returning the enclosed duplicate of this letter in the enclosed self-addressed stamped envelope.

Very truly yours,

Eliane ROUYER
Investor Relations and Financial Communications

File N 82-4672

03 APR 21 AM 7:21



Press release

Paris, March 5, 2003

2002 Annual Results

Free Cash Flow Up, Margins Maintained

Proposed Dividend Unchanged

(in EUR millions)	2001	2002	% change
Consolidated sales	**7,290**	**7,139**	**-2.1**
EBITDAR	**1,971**	**1,936**	**-1.8**
as a % of sales	*27.0%*	*27.1%*	
Profit before tax	**758**	**703**	**-7.3**
Net income, Group share	**474**	**430**	**-9.3**
Earnings per share (in EUR)	**2.40**	**2.18**	**-9.2**
Proposed dividend *(in EUR)*	***1.05***	***1.05***	**-**
Free cash flow	**600**	**645**	**+7.5**

Sound Results in a Challenging Environment

Accor reported profit before tax of EUR 703 million in 2002, in line with the target of EUR 700 million announced during the year. Free cash flow improved by 7.5% to EUR 645 million, while the dividend to be approved by Annual General Meeting of Shareholders on May 20, 2003 is unchanged at EUR 1.05.

In an environment shaped by a slowdown in business in major cities worldwide, the Business & Leisure Hotels division maintained its margins thanks to good performance in France. In Economy Hotels (outside the U.S.), margins were adversely impacted in France by higher payroll costs and new contractual arrangements with independent operators of hotels.
Economy hotels margins rose elsewhere in Europe. In U.S. Economy Hotels, a significant cost savings program limited the decline in margins, despite lower sales.



Accor Services performed well in local currencies, but was negatively affected by South American currency devaluations.

Of the Group's other businesses, Travel Agencies saw a substantial improvement in profitability.

Overall, the consolidated EBITDAR margin held firm at 27.1% of sales, compared with 27.0% in 2001, thanks to tight management and efficient control over operations.

Priorities for 2003

Despite the current unfavorable environment, Accor is committed to leveraging its unique strengths to increase its market share, streamline its organization and maintain its expansion, while pursuing a more selective investment strategy.

****

With 150,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: 3,836 hotels (441,281 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: each day, 13 million people in 32 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director of Investor Relations & Financial Communications
Tel. + 33 (0)1 45 38 86 26

*Further information on Accor is available on Internet at **accor.com***

File N°82-4672



03 APR 21 AM 7:21

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

	(bonds converted and stock options exercised)		
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.

Other			
June 96	Letter to Shareholders		V.1.
4/7/96	Sale of six Hotel Sofitel properties	Press Release	V.2.
7/10/96	Proposition of changes in Accor's legal structure and appointment of Jean-Marc Espalioux as Chairman of the Management Board	Press Release	V.3.
November 96	Letter to Shareholders		V.4.
7/1/97	Accor adopts new structure with Management Board and Supervisory Board ; Jean-Marc Espalioux is appointed Chairman of the Management Board	Press Release	V.5.
5/3/97	Accor sold successfully 11.5% of Compass share capital	Press Release	V.6.
4/6/97	Annual General Shareholders' Meeting	Press Release	V.7.
July 97	Letter to Shareholders		V.8.
1/9/97	Charterhouse and Accor to sell HRC	Press Release	V.9.
November 97	Letter to Shareholders		V.10.
17/2/98	Accor sells 5% interest in Compass	Press Release	V.11.
6/5/98	Accor sells Motel 6 properties worth USD 450 million	Press Release	V.12.
May 98	Letter to Shareholders		V.13.
9/6/98	Annual General Shareholders' Meetings	Press Release	V.14.
Nov. 98	Letter to Shareholders		V.15.
26/1/99	Accor to acquire Scandinavia's Good Morning Hotels chain	Press Release	V.16.
8/2/99	Acquisition of Frantour by Accor	Press Release	V.17.
2/3/99	Accor to issue bonds exchangeable into Compass shares	Press Release	V.18.
3/3/99	Increase of the amount of the bond issue to EUR 433 million	Press Release	V.19.
15/11/99	Letter to Shareholders		V.20.
26/11/99	Sale of 50% stake in Europcar International to Volkswagen - Establishment of strategic partnership between the two groups	Press Release	V.21.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27